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                                                                    Exhibit 4.52

May 22, 2002


PERSONAL & CONFIDENTIAL

Mr. Richard C. Camilleri
2306 Mississauga Road North
Mississauga, Ontario
L5H 2Ll

Dear Rick:

Further to our discussions, I am pleased to provide herein the terms of your employment with CanWest Global Communications Corp. (the "Company"), as follows:

1.  Title:                 Chief Operating Officer

2.  Start Date:            June 1, 2002 or as agreed between the parties

3.  Location:              Winnipeg, Manitoba

4.  Initial Location:      Given the high profile nature of the job and the
                           difficulty involved in transplanting yourself and your family from Toronto to Winnipeg, and the need to understand our largest business units which are based in Toronto, you will be based in Toronto until December 31, 2002 and, thereafter, you will be required to relocate to Winnipeg. You will be required to spend at least one (1) day per week in Winnipeg until then.

5.  Salary:                $600,000 per annum

6.  Incentive Bonus:       Up to 60% of your base remuneration. You will be
                           forwarded a copy of the CanWest head office bonus plan, which essentially provides that 75% of the bonus is based on achievement of overall corporate financial objectives, and 25% is based on achievement of personal objectives set by the Chief Executive
                           Officer. The financial objectives include performance thresholds based on net earnings, earnings per share, and return on shareholders' equity.

7.  Stock Options:         You will receive a grant of 50,000 options at the
                           Start Date and, thereafter, you will be eligible to
                           receive up to 40,000 options per annum pursuant to
                           the Company's Executive Stock Option Plan ("ESOP").
                           Your first year of eligibility will be for the Fiscal
                           2003 Year (CanWest's Fiscal Year ends August 31). The
                           ESOP is an earnings driven plan so option grants are
                           made only if the financial
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                           targets are achieved. A copy of the ESOP will be
                           forwarded to you as soon as possible. The ESOP may be subject to change from time to time.

8.  Memberships:           You will be entitled to two (2) memberships at clubs
                           or organizations of your choice, to be agreed to.

9.  Benefits:              You will be entitled to receive all the benefits
                           offered to CanWest executives generally, including life insurance, medical and dental coverage, accidental death and dismemberment, and long-term disability. A copy of the Benefits Plan will be forwarded to you as soon as possible.

10. Pension:               The Company has a Retirement Compensation Arrangement
                           ("RCA") for senior executives, in which you will participate on the highest level (Tier 1). A copy of the RCA will be forwarded to you as soon as possible.

11. Vacation:              You will be entitled to six (6) weeks' paid vacation
                           for each fiscal year, provided that no more than three (3) weeks' vacation will be taken by you at any one time, without the express written consent of the Company. Unused vacation days may not be carried forward without the Company's agreement.

12. Company Vehicle:       You will be entitled to the use of a vehicle with a
                           capital cost of up to $60,000. The Company will be responsible for vehicle insurance, operating costs, repairs, and maintenance as required. Alternatively, you are eligible for a monthly taxable car allowance based on a formula.

13. Reporting:             You will report to the President and Chief Executive
                           Officer.

14. Moving Expense:        You will be entitled to reimbursement of all
                           reasonable moving expenses and other reasonable
                           relocation costs including commissions on the sale of
                           your Toronto residence. In the event that you decide
                           not to sell your Toronto residence, in lieu of paying
                           the real estate commission on its sale, the Company
                           will provide you with a furniture allowance of up to
                           $50,000 to reimburse you the cost of furnishing your
                           Winnipeg residence. The Company will also reimburse
                           you, your spouse and son for two (2) round trip
                           executive class trips to Winnipeg from Toronto in
                           2002 to "house hunt" and make schooling and similar
                           arrangements for your son to live in Winnipeg. The
                           Company will also reimburse you and your family
                           reasonable expenses incurred in connection with your
                           visits to Winnipeg. This is over and above all
                           expenses for your other routine trips to head office.
                           Should you wish to rent an apartment
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                           or other dwelling in Winnipeg, the Company will
                           reimburse you the costs of same incurred by you up to December 31, 2002.

15. Termination:           For the period from June 1, 2002, to December 31,
                           2002, the Company shall have the right to terminate your employment without cause, with no severance payment or other compensation, other than an amount equivalent to three (3) months' basic salary; namely, $150,000. Similarly, you will be able to terminate this agreement before December 31, 2002, without any further obligation to CanWest other than as contained herein.

                           After December 31, 2002, the Company shall be entitled to terminate your employment in the event of:

                           (a)      your death;

                           (b)      your disability;

                           (c)      for cause;

                           (d)      without cause, upon not less than eighteen
                                    (18) months' notice.

16. Travel:                Given the national and international scope of the
                           Company's activities, you will be expected to travel at least 25% of the time.

17. Exclusivity:           You are to have no outside business interests or
                           investments, and no outside Directorships with for profit corporations (except passive investments and those investments or Directorships held as of the Start Date, which you will disclose to the Company).
                           We agree that you may retain your investment in Arius3D, provided it is essentially passive and does not require your management time.

18. Non-Competition:       The Company reserves the right to preclude you from
                           working, for up to eighteen (18) months subsequent to leaving CanWest, in countries in which CanWest has operations, in a business directly competitive with those operations. In particular, this shall be confined to newspapers, radio and television operations where CanWest owns or operates such in any particular country. In order to execute this right, the Company will continue your basic monthly salary and health benefits, but not pension or incentive entitlement, for any period up to eighteen (18) months, at CanWest's election.

19. Confidentiality:       You acknowledge that in the course of your employment
                           with CanWest, all information obtained by you is
                           confidential to and the exclusive property of
                           CanWest. You agree not to directly or indirectly, in
                           any manner whatsoever, except for use in
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                           performance of your employment duties, disclose to
                           any person or use at any time either during or after your employment any information, knowledge or data of CanWest or of a third party which has been provided to CanWest, unless first obtaining the written approval of CanWest.

20. Intellectual Property: Title to all technical developments, products, ideas, concepts, inventions and computer programs made or originated by employees of CanWest and/or you pursuant to the services to be performed by you, shall vest exclusively in CanWest. You agree to make prompt and full disclosures to CanWest of all technical developments, products, ideas, concepts, inventions and computer programs originating with you alone or in conjunction with CanWest employees while engaged in the services to be carried out. CanWest shall have the sole right to determine whether technical developments, products, ideas, concepts, inventions and computer programs so disclosed to it, are capable of protection as intellectual property rights (as, for example, by patent, copyright, etc.) under the laws of any country, and in such instances when a determination is so made to obtain such rights, you hereby assign to CanWest, all rights in such technical developments, products, ideas, concepts, inventions and computer programs, including copyright therein, and the right to obtain patents thereon worldwide.

21. Non-Solicitation:      You agree that following the term of your employment,
                           you shall not either on your own behalf or on behalf
                           of any other person, nor assist any other person(s)
                           to, hire any then current employee of CanWest or its
                           affiliates as an employee, independent contractor or
                           otherwise.
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22. Announcement:          A public announcement shall be made within two (2)
                           weeks of the Start Date, which shall include a press release, and appointment notices in the National Post and relevant trade publications. The contents of all such material will be mutually agreed between you and the Company. The announcement shall be in tandem with the announcement of a new position for the current
                           Chief Operating Officer.

Sincerely,

Leonard Asper
President and CEO
CanWest Global Communications Corp.

Accepted and agreed to this _____ day of __________, 2002.

_________________________________
Richard C. Camilleri
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                                                           BY E-MAIL AND COURIER
June 7, 2002


PERSONAL & CONFIDENTIAL

Mr. Richard C. Camilleri
2306 Mississauga Road North
Mississauga, Ontario
L5H 2Ll

Dear Rick:

Thank you for your various recent e-mails. It appears the executed copies of the letter agreement dated May 22, 2002 (the "Agreement") are at Leonard Asper's home office. Once same are obtained, we will return one (1) fully executed original to you for your records.

Based on your subsequent discussion with Leonard Asper, I confirm that your "Start Date" will now be July 2, 2002 rather than June 1, 2002. That being the case, the so-called "probationary period" should be extended one (1) month as well. Accordingly, this letter will serve as our mutual agreement to amend the Agreement by providing that all references in the Agreement to "December 31, 2002" shall be read as "January 31, 2003".

All of the terms and conditions of the Agreement remain unchanged.

Kindly acknowledge your agreement to the foregoing amendment by signing and returning the duplicate copy of this letter to my attention.

We are greatly anticipating your arrival and hope that the Winnipeg summer will be in full bloom for your first "official visit".

Yours very truly,


Richard M. Leipsic
Vice President & General Counsel

RML/cm
Enclosure
c.c.  Leonard Asper

Accepted and agreed to this _____ day of June, 2002.

______________________________
Richard C. Camilleri